October 30, 2019

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Donald Field and Dietrich King

Re:	Black Diamond Therapeutics, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted October 7, 2019
File No. 377-02808

Dear Messrs. Field and King:

This letter is confidentially submitted on behalf of Black Diamond Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on October 7, 2019 (“Amendment No. 1”), as set forth in the Staff’s letter, dated October 17, 2019, addressed to David M. Epstein (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 2 (marked to show changes from Amendment No. 1).

United States Securities and Exchange Commission

October 30, 2019

Amendment No. 1 to Draft Registration Statement on Form S-1

Our BDTX-189 program, page 4

1.

We note your response to comment 3. Please revise this section of the prospectus to provide additional details regarding the head-to-head comparison studies that were completed to support the comparisons detailed in the chart. In this regard, we note that the additional information provided on page 125 provides helpful context for investors to understand the supporting studies and any limitations and qualifications associated with such studies.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 4 of Amendment No. 2.

* * * *

If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1393.

Sincerely,

/s/ Robert E. Puopolo
Robert E. Puopolo, Esq.

cc:	David M. Epstein, Black Diamond Therapeutics, Inc.